Exhibit 8

Execution Version

Interim Investors AGREEMENT

This Interim Investors Agreement (this “Agreement”) is made as of March 14, 2021 by and among:

1.	Eagle Parent Holdings L.P., a Delaware limited partnership (“Parent”);

2.	Blackstone Real Estate Partners IX L.P., a Delaware limited partnership (the “Blackstone Investor”);

3.	Starwood Distressed Opportunity Fund XII Global, L.P., a Delaware limited partnership (the “Starwood Cash Investor”); and

4.	SAR Public Holdings, L.L.C, a Delaware limited liability company (the “Starwood Rollover Investor” and, together with the Starwood Cash Investor, the “Starwood Investor” and the Starwood Investor together with the Blackstone Investor, each an “Investor” and collectively the “Investors”).

RECITALS

A.           On the date hereof, Parent, Eagle Merger Sub 1 Corporation, a Delaware corporation (“MergerCo 1”), and Eagle Merger Sub 2 Corporation, a Delaware corporation (“MergerCo 2”), have entered into an Agreement and Plan of Merger, with Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“Hospitality”) (as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the “Merger Agreement”) pursuant to which (i) MergerCo 1 will merge with and into the Company, with the Company surviving such merger as a subsidiary of Parent, and (ii) MergerCo 2 will merge with and into Hospitality, with Hospitality surviving such merger as a subsidiary of the Company.

B.           Concurrently with the execution and delivery of this Agreement, the Blackstone Investor has executed a letter agreement in favor of Parent (a “Cash Commitment Letter”) in which the Blackstone Investor has agreed, subject to the terms and conditions set forth therein, to make a cash equity investment in Parent immediately prior to the Closing (the “Blackstone Equity Commitment”).

C.           Concurrently with the execution and delivery of this Agreement, the Starwood Investor has executed a letter agreement in favor of Parent (the “Cash/Rollover Commitment Letter” and, together with the Cash Commitment Letter, each an “Equity Commitment Letter”) in which the Starwood Investor has agreed, subject to the terms and conditions set forth therein, to (i) make a cash equity investment in Parent immediately prior to the Closing (the “Cash Equity Commitment”) and (ii) transfer, contribute and deliver 16,694,265 Paired Shares to Parent immediately prior to the Closing (the “Rollover Paired Shares”). For purposes of this Agreement and the Cash/Rollover Commitment Letter, the value of each Rollover Paired Share shall be equal to $19.50 (the aggregate value of all Rollover Paired Shares, the “Rollover Commitment” and the sum of the Rollover Commitment and the Cash Equity Commitment, the “Starwood Equity Commitment”; together with the Blackstone Equity Commitment, the “Equity Commitments”, and each, such Investor’s “Equity Commitment”).

D.           Each of the Blackstone Investor and the Starwood Cash Investor has, on the date hereof, executed a guaranty (a “Limited Guaranty”) in favor of the Company and Hospitality in which each such Investor has agreed, subject to the terms and conditions set forth therein, to guarantee certain obligations of Parent under the Merger Agreement on a several basis.

E.            The Investors and Parent wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letters and the Limited Guaranties and the Transaction.

AGREEMENT

Therefore, the parties hereto hereby agree as follows:

1.	EFFECTIVENESS; DEFINITIONS.

1.1.          Effectiveness. This Agreement shall become effective on the date hereof and shall terminate upon the earliest to occur of (a) the consummation of the Closing and (b) the termination of the Merger Agreement in accordance with its terms and the payment of all amounts, if any, owed by Parent thereunder and all amounts required to be paid by the Investors hereunder; provided that, in each case, (x) any liability for breach of this Agreement shall survive such termination and (y) Sections 1.1, 1.2, 2.5, 2.6, 2.7, 2.8, 2.9, 2.12, and 3 and any other provision of this Agreement or any exhibits or schedules hereto that expressly survive termination by its terms shall continue in full force and effect in accordance with their terms.

1.2.	Definitions; Construction.

1.2.1.          Capitalized terms used herein but not defined herein shall have the meanings given to them in the Merger Agreement. The words “hereto,” “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All references in this Agreement to Sections shall refer to Sections of this Agreement unless the context shall require otherwise. As used in this Agreement, the words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by each Investor and Parent, and no presumption or burden of proof shall arise, or rule of strict construction applied, favoring or disfavoring any Investor or Parent by virtue of the authorship of any of the provisions of this Agreement.

1.2.2.          For purposes of this Agreement, the following terms shall have the following meanings:

“affiliate” shall have the meaning given to such term in the Merger Agreement.

“Expenses” means, collectively, the Transaction Expenses and the Termination Expenses.

“Indemnifiable Losses” means, without duplication, all claims, losses, liabilities, damages, costs, expenses, penalties, fines and taxes to the extent arising out of, attributable to or in connection with a Failing Investor’s Breach (whether as a result of (x) the Closing occurring without the Failing Investor funding its Equity Commitment in full (taking into account any reduction pursuant to the terms of its Equity Commitment Letter or as agreed pursuant to Section 2.4.1), (y) the termination of the Merger Agreement, or (z) any other reason), including (A) any Expenses, (B) any financing costs or other costs or expenses incurred in order to consummate or attempt to consummate the Mergers without such Failing Investor, and (C) any costs or expenses incurred in connection with enforcing such Indemnified Party’s rights under the Failing Investor’s Equity Commitment Letter, this Agreement or Support Agreement, but in no event shall Indemnifiable Losses include indirect, incidental, consequential, special or punitive damages except to the extent paid to the Company, Hospitality or their affiliates or any third party.

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“Parent Entities” means Parent and the general partner thereof.

“person” shall have the meaning given to such term in the Merger Agreement

“Pro Rata Share” means, for each Investor, 50%.

“Rollover Shares” means the Owned Shares (as defined in the Support Agreement).

“Termination Expenses” means, without duplication, any payment required to be paid by a Parent Entity, MergerCo 1, MergerCo 2 or any Investor to the Company or Hospitality arising out of, attributable to or in connection with the Transaction (including, the Parent Termination Amount, if applicable, amounts payable under a Limited Guaranty, any other termination fee, damages award or settlement payment or any expense reimbursement).

“Transaction” means the Mergers and the transactions contemplated by the Merger Agreement and the Transaction Documents.

“Transaction Documents” means this Agreement (including the Schedules attached hereto), the Equity Agreements, the Equity Commitment Letters, the Limited Guaranties, the Support Agreement and Debt Financing Documents.

“Transaction Expenses” means, without duplication, the reasonable out-of-pocket expenses of the Parent Entities, MergerCo 1, MergerCo 2, the Investors and their affiliates arising out of, attributable to or in connection the Transaction, including (x) costs associated with procuring Debt Financing, including commitment fees and hedging costs and (y) the reasonable fees, expenses and disbursements of lawyers, accountants, financial advisors, consultants and other advisors.

“Support Agreement” means the Support Agreement, dated as of the date hereof, between Parent and the Starwood Rollover Investor.

1.2.3.          In addition, the following terms are defined in the applicable Section set forth below:

Term	Section
Acquisition Vehicles	2.12
Agreement	Preamble
Alternative Financing	2.2
Blackstone Investor	Preamble
Blackstone Equity Commitment	Recitals
Cash Commitment Letter	Recitals
Cash Equity Commitment	Recitals
Cash/Rollover Commitment Letter	Recitals
Closing Conditions	2.1
Company Payments	2.12

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Confidential Information	3.11
Continuing Investor	2.5.1
Debt Financing	2.2
Debt Financing Documents	2.2
Equity Agreements	2.3
Equity Commitment	Recitals
Equity Commitments	Recitals
Equity Commitment Letter	Recitals
Failing Investor	2.5.1
Hospitality	Recitals
Indemnified Party	2.5.3
Investors	Preamble
Limited Guaranty	Recitals
Liquidated Damages Amount	2.5.4
Merger Agreement	Recitals
MergerCo 1	Recitals
MergerCo 2	Recitals
MergerCo Board	2.3.3
Non-Recourse Parties	3.4
Parent	Preamble
Rollover Commitment	Recitals
Rollover Paired Shares	Recitals
Starwood Cash Investor	Preamble
Starwood Equity Commitment	Recitals
Starwood Investor	Preamble
Starwood Rollover Investor	Preamble
Terminated Investor	2.5.1
Transaction Information	3.11

2.	AGREEMENTS AMONG THE INVESTORS.

2.1.          Actions Under the Merger Agreement. The Investors, acting jointly, shall cause Parent, MergerCo 1 and MergerCo 2 to take any action or refrain from taking any action in order for Parent, MergerCo 1, MergerCo 2 to comply with their obligations, satisfy their closing conditions or exercise their rights under the Merger Agreement, the Equity Commitment Letters and the Transaction (and no Investor, acting individually, shall cause Parent, MergerCo 1 or MergerCo 2 to take any such action), including (a) waiving any of the conditions to Closing specified in Sections 8.1 and 8.2 of the Merger Agreement (the “Closing Conditions”), (b) waiving compliance with any provisions, agreements, covenants or obligations contained in the Merger Agreement (including the Closing Conditions), (c) amending, supplementing, modifying or terminating the Merger Agreement or the Equity Commitment Letters, or assigning any of Parent’s, MergerCo 1’s or MergerCo 2’s rights or obligations under any of the foregoing, (d) controlling, directing and settling any stockholder-related suit, claim or proceeding arising in connection with the Transaction and (e) controlling all other matters related to the Merger Agreement and the Equity Commitment Letters; provided that the Blackstone Investor shall have the sole right to cause Parent to take any action or refrain from taking any action under the Support Agreement, including enforcing Parent’s rights thereunder.

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2.2.          Debt Financing. The Investors shall reasonably cooperate with each other and use their reasonable best efforts to, and shall use their reasonable best efforts to cause Parent, MergerCo 1, MergerCo 2 and their Subsidiaries to, (a) negotiate, enter into and borrow under financing commitment letters and definitive agreements relating to debt financing, including CMBS and hedging agreements (“Debt Financing Documents” and the financing and hedging thereunder, the “Debt Financing”) to be provided at the Closing to Parent, MergerCo 1, MergerCo 2, the Company and/or any Company Subsidiaries, on the terms set forth in the Debt Financing Documents and/or on such additional or modified terms as the Investors, acting jointly, shall approve (provided that the Blackstone Investor shall have control of the arrangement of the Debt Financing, subject to Starwood Investor’s foregoing approval right) and (b) if any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions applicable thereto) contemplated in the Debt Financing Documents, arrange and obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Debt Financing available and the Equity Commitments, to consummate the Transaction, on terms as the Investors, acting jointly, shall approve (“Alternative Financing”). Any reference in this Agreement to “Debt Financing” shall include “Alternative Financing” and references to “Debt Financing Documents” shall include the definitive documentation relating to any such Alternative Financing.

2.3.	Equityholder Arrangements; Acquisition Structure.

2.3.1.          Each Investor agrees to negotiate in good faith with the other Investor to enter into, prior to the Closing, an amended and restated limited partnership agreement of Parent, which shall contain terms consistent with those set forth on Schedule A hereof and such other customary terms as are agreed to by the Investors (collectively, the “Equity Agreements”).

2.3.2.          Prior to the Closing, the Investors shall reasonably cooperate with each other in forming such other entities and taking such other actions as are necessary or advisable to establish the Investors’ desired acquisition structure, including forming one or more entities to serve as additional “Parent” entities under the Merger Agreement and the Transaction Documents, as applicable, or general partners of such entities, in each case, in a manner consistent with the structure charts and steps plan set forth on Schedule B hereto and as otherwise mutually agreed by the Investors.

2.3.3.          Prior to and until the Closing, the Blackstone Investor, on the one hand, and the Starwood Investor, on the other hand, will each be entitled to designate two directors to the boards of directors of each of MergerCo 1 and MergerCo 2 (each, a “MergerCo Board”), and action by a MergerCo Board shall require the approval of a designee of each Investor.

2.4.	Equity Commitments.

2.4.1.          Notwithstanding anything to the contrary in this Section 2.4, (i) if the Investors jointly determine that Parent does not require all of the Equity Commitments in order to satisfy its obligations in full under the Merger Agreement and to consummate the Mergers or otherwise, then the Investors acting jointly may reduce the Equity Commitment of each Investor to be funded at the Closing based on their Pro Rata Shares; provided that any reduction of the Starwood Investor’s Equity Commitment shall be allocated only to the Starwood Investor’s Cash Equity Commitment.

2.4.2.          Prior to Closing, no Investor shall transfer, directly or indirectly, any equity interests it holds in any acquisition vehicle formed or used in connection with the Transaction (including Parent Entities) or its rights or obligations under this Agreement, its Equity Commitment Letter, its Limited Guaranty or the Debt Financing Documents other than as approved by the other Investor; provided, no such assignment will relieve the assigning Investor of its obligations hereunder, under its Equity Commitment Letter, under its Limited Guaranty or the Debt Financing Documents.

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2.5.	Failing Investor.

2.5.1.          If (i) the Closing Conditions have been satisfied or, subject to Section 2.1, waived, and one Investor is prepared to cause Parent, MergerCo 1 and MergerCo 2 to consummate the Mergers and to fund its Equity Commitment but the other Investor fails to fund its Equity Commitment at the Closing or asserts in writing its unwillingness to fund its Equity Commitment (regardless of whether such Investor has directed Parent to enforce such Investor’s Equity Commitment pursuant to its Equity Commitment Letter), in either case, in full (taking into account any reduction pursuant to the terms of its Equity Commitment Letter or as agreed pursuant to Section 2.4.1) or (ii) an Investor otherwise materially breaches any of its obligations under its Equity Commitment Letter, the Support Agreement (in the case of the Starwood Rollover Investor), the Debt Financing Documents or this Agreement (such failure or assertion in the foregoing clause (i) or material breach in the foregoing clause (ii), a “Breach” and the Investor committing such a failure or such a material breach, the “Failing Investor”), then the other Investor (the “Continuing Investor”), by written notice to the Failing Investor, shall have the right (but not the obligation) to terminate such Failing Investor’s participation in the Transaction and such Failing Investor’s Equity Commitment Letter (such Failing Investor, a “Terminated Investor”), and the Continuing Investor shall be entitled to (A) increase its Equity Commitment and/or (B) offer all or a portion of the Failing Investor’s Equity Commitment to a new investor or investors; provided that in the case of clause (A), the Continuing Investor may assume the rights and obligations of the Failing Investor under the Failing Investor’s Equity Commitment Letter and Limited Guarantee, and if the Continuing Investor so elects, the Failing Investor shall assign such rights and obligations to the Continuing Investor thereunder; provided, further, that in the case of any assignment of the Cash/Rollover Commitment Letter, Section 2 thereof shall terminate immediately upon such assignment; provided, further, such assumption or assignment shall not affect Parent’s or the other Investor’s rights against such Failing Investor hereunder or relieve such Failing Investor of any liability hereunder. For the avoidance of doubt, an Investor is not a “Failing Investor” if such Investor is ready, willing and able to consummate its Equity Commitment at the Closing (which shall be confirmed in writing by such Investor if requested by the other Investor) but has not actually consummated its Equity Commitment solely because the other Investor that is a Failing Investor has not consummated its Equity Commitment. For the avoidance of doubt, any Breach of the Starwood Rollover Investor or Starwood Cash Investor shall be deemed a Breach of the other, and they shall, collectively, be a Failing Investor.

2.5.2.          Reimbursement by Failing Investor if Closing Does not Occur. In the event the Merger Agreement is terminated and the Closing has not been consummated as a result of a Breach by a Failing Investor, the Failing Investor shall be responsible for, and shall promptly reimburse the other Investor for, 100% of all Expenses (and shall be deemed to have a Pro Rata Share of 100% (and the other Investor 0%) for purposes of Section 2.9).

2.5.3.          Indemnification by Failing Investor. Without limiting any other provisions in this Section 2.5, but subject to Section 2.5.4, a Failing Investor shall indemnify and hold harmless each of Parent, MergerCo 1, MergerCo 2, the other Investor that is not a Failing Investor, their respective affiliates, and any direct or indirect equityholder, director, officer, employee, affiliate, member, manager, general or limited partner, agent, attorney or other representatives of the foregoing (each, an “Indemnified Party”) from and against any and all Indemnifiable Losses; provided that, for the avoidance of doubt, Indemnifiable Losses shall not include any amounts paid pursuant to Section 2.5.2.

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2.5.4.          Liquidated Damages if Closing Occurs. In the event that the Continuing Investor terminates the Failing Investor’s participation in the Transaction and such Failing Investor’s Equity Commitment Letter pursuant to Section 2.5.1, and the Continuing Investor thereafter causes Parent, MergerCo 1 and MergerCo 2 to consummate the Closing, then the Failing Investor shall, within three (3) Business Days after the Closing, pay or cause to be paid to the Continuing Investor (or its designee), by wire transfer of same day funds to an account designated by the Continuing Investor, an amount equal to the Failing Investor’s Pro Rata Share of the Parent Termination Fee (the “Liquidated Damages Amount”). The Investors agree that the agreements contained in this Section 2.5.4 are an integral part of the Transaction and that the Liquidated Damages Amount is not a penalty, but rather is liquidated damages in a reasonable amount that the Failing Investor has agreed to pay to the Continuing Investor as a result of the Failing Investor’s Breach for release from its agreement and settlement of its obligation to consummate the Mergers in accordance herewith and compensates the Continuing Investor for the efforts and resources expended while negotiating this Agreement and in reliance on this Agreement and on the expectation of the Failing Investor’s participation in the Mergers, which amount would otherwise be impossible to calculate with precision. If the Continuing Investor (or its designee) receives the full payment of the Liquidated Damages Amount pursuant to this Section 2.5.4, the receipt by the Continuing Investor of such amount shall be the sole and exclusive remedy against the Failing Investor and its Non-Recourse Parties for any and all losses or damages suffered by the Continuing Investor, Parent, MergerCo 1, MergerCo 2 or any of their affiliates or Representatives in connection with this Agreement (and the termination of the Failing Investor’s participation herewith) and the Transaction or any matter forming the basis for the Failing Investor’s termination of participation in the Mergers. In the event that the Continuing Investor is required to commence litigation to seek all or a portion of the Liquidated Damages Amount, and it prevails in such litigation, it (or its designee) shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 2.5.4, all reasonable expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder. The parties agree that in no event shall the Failing Investor be required to pay the Liquidated Damages Amount on more than one occasion.

2.6.	[Intentionally omitted].

2.7.          Notices. Any notices or correspondence received by any Investor, a Parent Entity, MergerCo 1 or MergerCo 2 from the Company, Hospitality or their Representatives, or from any Governmental Entity, under, in connection with, or related to the Merger Agreement, or from any person alleging that the consent of such person is or may be required in connection with the Mergers or the other transactions contemplated by the Merger Agreement shall be promptly provided to each Investor at the address set forth in Section 3.15. The failure to comply with the obligations under this Section 2.7 will not relieve any Investor of any of its obligations under this Agreement.

2.8.          Contribution with Respect to Limited Guaranties. None of the Investors shall take any action to terminate or amend any of the Limited Guaranties without the prior written consent of the other Investor, and each of the Investors shall cooperate in defending any claim that the Investors are or any one of them is liable to make payments under the Limited Guaranties. Unless there is a Failing Investor, each Investor agrees to contribute to the amount paid or payable by the other Investor in respect of the Limited Guaranties so that each Investor will have paid an amount equal to its Pro Rata Share of the aggregate amount paid under all of the Limited Guaranties.

2.9.          Expense Sharing. In the event the Closing is consummated, Parent shall, and to the extent necessary, shall cause the Company, Hospitality and the Paired Entities Subsidiaries to bear (whether through direct payment or reimbursement of) all Transaction Expenses (excluding Transaction Expenses of a Failing Investor). In the event the Merger Agreement is terminated and the Closing has not been consummated at such time, the Investors agree that, subject to Section 2.5.2 and Section 2.5.3, each Investor will be responsible for its Pro Rata Share of the Expenses. To the extent an Investor has paid an amount of Expenses in excess of its Pro Rata Share of such Expenses, the other Investor will promptly reimburse such Investor in a manner so that all Investors bear their Pro Rata Share of such Expenses. Notwithstanding the foregoing, any Expenses arising out or of resulting from any breach of a Transaction Document or violation of applicable Law by one Investor and not the other shall be borne solely by such Investor (and, for the avoidance of doubt, such Investor shall have a Pro Rata Share of 100% with respect to such Expenses).

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2.10.	Representations, Warranties and Covenants.

2.10.1.        Each Investor hereby represents, warrants and covenants to the other Investor that, (a)  neither it nor any of its affiliates has entered into and will not enter into prior to the Closing any agreement, arrangement or understanding with any other potential investor, acquiror or group of potential investors or acquirors of the Company or Hospitality with respect to the subject matter of this Agreement and the Merger Agreement and (b)  neither it nor any of its affiliates has entered into or will enter into any agreement (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Transaction or (ii) prohibiting or seeking to prohibit any bank or investment bank or other potential provider of debt financing, from providing or seeking to provide debt financing or financial advisory services to any person in connection with the Transaction.

2.10.2.        Each Investor hereby further represents, warrants and covenants to the other Investor that (a) such Investor is validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction, (b) this Agreement and the other Transaction Documents to which such Investor is a party have been duly and validly executed and delivered by such Investor and, assuming due authorization, execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of such Investor, enforceable against such Investor in accordance with their terms, except that such enforceability is subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, (c) except for the requirements of the Exchange Act and applicable Antitrust Law, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Investor for the execution and delivery of this Agreement or any other Transaction Document to which such Investor is a party and the consummation by such Investor of the Transaction and (ii) neither the execution and delivery of this Agreement or such other Transaction Documents by such Investor nor the consummation by such Investor of the Transaction nor compliance by such Investor with any of the provisions hereof or thereof shall (1) conflict with or violate any provision of its certificate of formation or operating agreement (or similar organizational documents), (2) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of such Investor pursuant to any Contract to which such Investor is a party or by which such Investor or any property or asset of such Investor is bound or affected, or (3) violate any Law applicable to such Investor or any of its properties or assets; and (d) none of the information supplied in writing by such Investor for inclusion or incorporation by reference in the Joint Proxy Statement will cause a breach of the representation and warranty of Parent, MergerCo 1 or MergerCo 2 set forth in Section 4.11 of the Merger Agreement. Each Investor further represents and warrants to Parent and the other Investor the accuracy of such Investor’s representations and warranties, in each case as set forth in its Equity Commitment Letter and its Limited Guaranty and, in the case of the Starwood Rollover Investor, the Support Agreement.

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2.10.3.        The Starwood Investor hereby further represents, warrants and covenants to the other Investor that (a) the Starwood Rollover Investor is a beneficial owner and the only record owner of, and has good, valid and marketable title to, the Rollover Shares, free and clear of Encumbrances other than as created by the Support Agreement or the Cash/Rollover Commitment Letter, (b) as of the date hereof, other than the Rollover Shares, the Starwood Rollover Investor does not own beneficially or of record, and does not have any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any Paired Common Shares (or any securities convertible into or exchangeable or exercisable for Paired Common Shares) or any interest therein, (c) except as provided in the Support Agreement or the Cash/Rollover Commitment Letter, the Starwood Rollover Investor has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth in the Support Agreement and the Cash/Rollover Commitment Letter, in each case, with respect to the Rollover Shares, (d) has not entered into any Support Agreement or arrangement or voting trust with respect to any of the Rollover Shares that is inconsistent with the Starwood Rollover Investor’s obligations pursuant to the Support Agreement or the Cash/Rollover Agreement and has not granted a proxy, power of attorney or other authorization or consent with respect to any of the Rollover Shares that is inconsistent with the Starwood Rollover Investor’s obligations pursuant to the Support Agreement or the Cash/Rollover Agreement, (e) upon completion of the transactions contemplated by the Cash/Rollover Agreement, Parent will acquire good and marketable title to such Rollover Shares free and clear of all Encumbrances, (f) other than the Cash/Rollover Agreement, there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Starwood Rollover Investor to transfer or cause to be transferred any of such Rollover Shares and no person has any contractual or other right or obligation to purchase or otherwise acquire any of such Rollover Shares, (g) except for the Rollover Shares, the Starwood Rollover Investor does not “beneficially own” (as defined in Rule 13d-3 under the Exchange Act) any Paired Common Shares or any securities that are convertible into or exchangeable or exercisable for any Paired Common Shares, or holds any rights to acquire or vote any Paired Common Shares and (h) the Starwood Rollover Investor is not, and during the preceding three years has not been, an “Interested Stockholder” of either the Company or Hospitality as defined in the Company Certificate of Incorporation or Hospitality Certificate of Incorporation, respectively, except, solely in the case of clauses (a), (c), (d) and (f) of this Section 2.10.3, for matters or transactions disclosed on a Schedule 13D filed by the Starwood Rollover Investor with respect to the Rollover Shares prior to the date hereof, which matters or transactions that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the consummation by the Starwood Investor of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party.

2.10.4.        Each Investor hereby represents and warrants to the other Investor that: (a) each Investor is in compliance with the requirements of Executive Order No. 133224, 66 Fed. Reg. 49079 (Sept. 25, 2001) (the “2001 Order”) and other similar requirements contained in the rules and regulations of the Office of Foreign Assets Control, Department of the Treasury (“OFAC”) and in any enabling legislation or other Executive Orders or regulations administered or enforced by OFAC (the 2001 Order and such other rules, regulations, legislation, or orders are collectively called the “OFAC Orders”); (b) neither such Investor nor, to the knowledge of such Investor, any beneficial owner of such Investor: (i) is listed on or owned or controlled by a person listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC and/or on any other list of persons with whom either Investor is prohibited from transacting maintained pursuant to the rules and regulations of OFAC or pursuant to any other applicable OFAC Orders (such lists are collectively referred to as the “Lists”); (ii) is a person or entity who has been determined by competent authority to be the target of the prohibitions contained in the OFAC Orders; (iii) is owned or controlled by, or acts for or on behalf of, any person or entity on the Lists or any other person or entity who has been determined by competent authority to be the target of the prohibitions contained in the OFAC Orders; (iv) is in violation, in any material respect, of any applicable anti-corruption or anti-bribery laws, rules or regulations, including without limitation the U.S. Foreign Corrupt Practices Act, as amended; or (v) is in violation of any applicable criminal laws or laws related to or concerning money laundering and financial recordkeeping; and (c) each Investor and Parent shall maintain policies and procedures reasonably designed to ensure that each Investor and Parent are in compliance with the rules and regulations administered and enforced by OFAC, applicable anti-corruption or anti-bribery laws, rules, or regulations, and with applicable criminal laws or laws related to or concerning money laundering and financial recordkeeping.

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2.11.	Antitrust Matters.

2.11.1.        Each Investor agrees to reasonably cooperate and consult with each other in connection with obtaining any required approvals of a Governmental Entity in connection with the Transaction, including each Investor making and causing Parent to make any notifications and filings required to be filed under any applicable Antitrust Law, and each Investor responding (and causing its controlled Affiliates to respond) as soon as practicable to any requests or inquiries for additional information or documentation from any Governmental Entities in connection with applicable Antitrust Laws. In furtherance of the foregoing, if required, each Investor agrees to make an appropriate filing of any notifications and filings required to be filed under applicable Antitrust Law with respect to the transactions as promptly as practicable after the date hereof and to use reasonable best efforts to secure termination of any waiting periods under any applicable Law and to obtain the approval of Governmental Entities for the Mergers and the other transactions contemplated hereby. Each party agrees to make available as promptly as practicable to the other parties’ counsel such information and materials as each of them may reasonably request, and as may be appropriate or required under applicable Antitrust Laws or otherwise, relative to its business, assets and property or otherwise as may be required of each of them to file any information requested or required by such Governmental Entities under the applicable Antitrust Laws. Any information or materials provided to the other parties pursuant to this Section 2.11 may be provided on an “outside counsel only” basis, if appropriate, and that information or materials may also be redacted (i) to remove references concerning the valuation of the Company, Hospitality and other Paired Entities Subsidiaries, (ii) as necessary to comply with contractual arrangements and obligations and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

2.11.2.        Each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Mergers, (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other parties of (and provide copies of) any communications to or from any Governmental Entity and keep the other parties reasonably informed regarding any substantive communications to or from a third party, in each case regarding the Transaction. Each party hereto will have the right to review in advance, and each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted by an Investor or Parent to any Governmental Entity in connection with the Transaction. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

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2.11.3.        In connection with obtaining any consents or approvals by or from Governmental Entities in connection with the Transaction (including pursuant to Antitrust Laws or otherwise), neither Investor shall agree to take any action with respect to the Company, Hospitality or the Paired Entities Subsidiaries without the prior written approval of the other Investor.

2.11.4.        With the exception of making the required notifications and filings pursuant to applicable Antitrust Laws and responding to any requests or inquiries for additional information or documentation from Governmental Entities pursuant to Section 2.11.1, notwithstanding anything contained in this Agreement to the contrary, nothing in this Section 2.11 or any other provision of this Agreement shall require (a) the Blackstone Investor to take or agree to take any action with respect to itself or its affiliates (including The Blackstone Group Inc., and any investment funds or investment vehicles affiliated with, or managed or advised by, The Blackstone Group Inc., or any portfolio company (as such term is commonly understood in the private equity industry) or investment of The Blackstone Group Inc. or of any such investment fund or investment vehicle, other than the Company, Hospitality or the Paired Entities Subsidiaries) or (b) the Starwood Investor to take or agree to take any action with respect to itself or its affiliates (including Starwood Capital Group Holdings, L.P., and any investment funds or investment vehicles affiliated with, or managed or advised by, Starwood Capital Group Holdings, L.P., or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Starwood Capital Group Holdings, L.P. or of any such investment fund or investment vehicle, other than the Company, Hospitality or the Paired Entities Subsidiaries).

2.11.5.        Other than the Transaction, each Investor shall, and shall cause its Subsidiaries to refrain, from, directly or indirectly, merging with or into or consolidating with or purchasing a portion of the assets of or equity in, or acquiring by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or agreeing to do any of the foregoing (including entering into definitive agreements to acquire a business engaged in the lodging industry) that would reasonably be expected to materially delay or prevent the consummation of the Transaction, in each case to the extent required by the Merger Agreement.

2.12.        Company Payments. In the event the Closing does not occur and Parent, MergerCo 1 or MergerCo 2 (or its their designees) receives any termination fee, damages award or settlement payment, reimbursement of expenses, indemnification for damages or other similar payments from the Company or any of its affiliates (collective, the “Company Payments”), Parent shall (x) first, make adequate provisions for any Transaction Expenses and other liabilities which are to be borne by Parent, MergerCo 1 and/or MergerCo 2 (collectively, the “Acquisition Vehicles”), (y) second, use all remaining amounts of the Company Payments after giving effect to clause (x), if any, to pay or cause to be paid all Transaction Expenses of each Investor and its affiliates (excluding any Failing Investor), and in the event the amount of Transaction Expenses in this clause (y) is greater than the remaining amount of the Company Payments after giving effect to clause (x), such remaining amount shall be paid to each Investor (excluding any Failing Investor) (or its designee) based on its Pro Rata Share, it being understood that no Investor (together with its designees) shall be paid an amount pursuant to this clause (y) that is more than its Transaction Expenses, and (z) third, pay or cause to be paid all remaining amounts of the Company Payments after giving effect to clauses (x) and (y), if any, to each Investor (excluding any Failing Investor) (or its designee) based on their Pro Rata Shares.

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3.	MISCELLANEOUS.

3.1.          Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto. The parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any breaches or inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate and writing delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein.

3.2.          Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof

3.3.	Remedies.

3.3.1.          The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including specific performance). The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms and that monetary damages would not be an adequate remedy therefor. Accordingly, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law, in equity, in contract, in tort or otherwise. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 3.3. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction, all in accordance with the terms of this Section 3.3. Notwithstanding anything to the contrary in this Agreement, the parties hereto agree that neither Parent nor an Investor (directly or through Parent) shall be entitled to an injunction, specific performance or other equitable relief to prevent and/or remedy a breach of the Equity Commitment Letter by another Investor or to enforce specifically the terms and provisions of an Equity Commitment Letter and that Parent’s and each Investor’s (directly or through Parent) sole and exclusive remedy relating to a breach of an Equity Commitment Letter by an Investor shall be the remedies set forth in Section 2.5.

3.3.2.          Notwithstanding anything to the contrary set forth herein, no Investor shall have any obligation or liability to Parent or the other Investor hereunder for any indirect, incidental, consequential, special or punitive damages except for Indemnifiable Losses paid to the Company, Hospitality or their affiliates or any third party.

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3.4.          No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, and notwithstanding that an Investor or its general partner (or any assignee permitted hereunder) may be a limited partnership or limited liability company, by its acceptance of the benefits of this letter, each Investor and Parent agrees that no person has any liability or, other than an Investor or Parent, any obligation or commitment of any nature, known or unknown, whether due or to become due, absolute, contingent or otherwise, hereunder and that neither an Investor, Parent nor any of their affiliates has any right of recovery under this Agreement, or any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this Agreement or the Transaction or in respect of any oral representations made or alleged to be made in connection herewith, against, and no personal liability shall attach to, be imposed on, or otherwise be incurred by the former, current or future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners, successors or assignees of either Investor or any former, current or future equity holder, controlling person, director, officer, employee, agent, affiliate, member, manager, general or limited partner, successor or assignee of any of the foregoing (collectively, the “Non-Recourse Parties”), through an Investor, Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of an Investor, Parent or their assigns permitted under the Agreement against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether based in contract, tort or otherwise. Recourse against an Investor under this Agreement or another Transaction Document shall be the sole and exclusive remedy of the other Investor, Parent and all of their affiliates against an Investor and the Non-Recourse Parties in respect of any liabilities arising under, or in connection with, this Agreement, another Transaction Document or the Transaction or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. Each Investor and Parent hereby agrees that it shall not institute, and shall cause its affiliates not to institute, directly or indirectly, any action or bring any other claim arising under, or in connection with, this Agreement, the other Transaction Documents or the Transaction, against an Investor or any Non-Recourse Party, except for claims solely against an Investor under and to the extent expressly provided in this Agreement or any other Transaction Document and subject to the limitations described herein and therein. Nothing set forth in this letter shall confer or give or shall be construed to confer or give to any person other than an Investor or Parent (including any person acting in a representative capacity) any rights or remedies against any person, except as expressly set forth herein.

3.5.          Governing Law; Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company, Hospitality, Parent, MergerCo 1 and MergerCo 2 hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the Court of Chancery in the State of Delaware and the federal courts of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such litigation in the manner provided in Section 3.15 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof

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3.6.          WAIVER OF JURY TRIAL. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 3.6.

3.7.          Exercise of Rights and Remedies. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure or delay of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

3.8.          Entire Agreement; Assignment. This Agreement, together with Schedules A, B and C hereto (which shall be deemed incorporated herein) and the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein, except for the Transaction Documents and any confidentiality agreements entered into by any Investor or its affiliates in connection with the Transaction which shall, in each case, continue in full force and effect in accordance with their terms. Parent, with the joint approval of the Investors, may assign its rights and obligations hereunder to one or more of its affiliates (x) to whom Parent’s rights and obligations under the Merger Agreement were assigned pursuant to Section 10.8 of the Merger Agreement and (y) who will, as of immediately prior to the Closing, own equity interests in MergerCo 1 and, in such event, such assignee(s) shall have the rights and obligations of “Parent” hereunder. Other than as expressly provided herein, this Agreement shall not be assigned without the prior written consent of the parties hereto. Any assignment in derogation of the foregoing shall be null and void.

3.9.          No Third Party Beneficiaries. This Agreement shall be binding on each party hereto solely for the benefit of each other party hereto and its permitted assigns and nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any person other than the parties hereto any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such parties to enforce, any provisions of this Agreement; provided, however, that the Indemnified Parties are express intended third party beneficiaries of Section 2.5.3 and the Non-Recourse Parties are express intended third party beneficiaries of Section 3.4.

3.10.        Consultation. Each party hereto shall keep the other parties hereto reasonably informed of its expectations and intentions regarding the Transaction and shall notify the other parties hereto promptly of any changes therein; provided that, failure to so inform and notify shall not relieve any Investor of its obligations hereunder.

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3.11.        Confidentiality. Each party hereto agrees to, and shall cause its affiliates to, keep any information supplied by or on behalf of any of the other parties to this Agreement, and any Transaction Information (as defined below), confidential (“Confidential Information”) and to use, and cause its affiliates to use, the Confidential Information only in connection with the Transaction; provided, however, that the term “Confidential Information” does not include information that (a) is already in such party’s possession, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such party or such party’s affiliates in breach of this Agreement, or (c) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective affiliates, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to any person; provided further, however, that that nothing herein shall prevent any party hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (iii) to the extent required by law or regulation, (iv) to the extent necessary in connection with the exercise of any remedy hereunder, and (v) to such party’s affiliates and Representatives that need to know such information (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such party shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available). For purposes hereof, “Transaction Information” means all information that if disclosed would indicate (i) that this Agreement or any other Transaction Document exists, (ii) that the Investors have requested or received any Confidential Information and (iii) any of the terms, conditions or other facts or information with respect to this Agreement and the other Transaction Documents. Notwithstanding the foregoing, the activities of each of The Blackstone Group Inc. and Starwood Capital Group Holdings, L.P. and their respective affiliates in their respective businesses distinct from the real estate business shall not be limited, provided that the Confidential Information is not made available to representatives of The Blackstone Group Inc. or Starwood Capital Group Holdings, L.P., as applicable, and their respective affiliates who are not involved in the real estate business (and if any Confidential Information is so provided, then only the recipients thereof shall be bound hereby).

3.12.        Press Release; Communications. Any non-confidential notices, releases, statements or communications relating to this Agreement, the Merger Agreement or any other Transaction Document and the Transaction shall be made only at such times and in such manner as may be mutually agreed upon by the Investors.

3.13.	No Partnership or Agency.

3.13.1.         Except as provided in Section 3.13.2, nothing in the Agreement shall constitute a partnership between the parties or any of them or constitute any such person as agent of any other for any purpose whatever and none shall have authority or power to bind the others or to contract in the name of or create liability against the others in any way or for any purpose save as expressly authorized in writing from time to time.

3.13.2.         The representations, warranties, covenants and agreements of the Starwood Cash Investor and the Starwood Rollover Investor hereunder shall be joint and several, and any Breach of one of the Starwood Investor shall be deemed a Breach of the other Starwood Investor. All consent rights of the Starwood Investor hereunder shall be jointly exercised by the Starwood Cash Investor and the Starwood Rollover Investor (it being hereby agreed that they will act uniformly exercising such consent rights).

3.14.        No Representation or Duty. Without limiting the representations and warranties expressly set forth herein or in the other Transaction Documents, each Investor specifically understands and agrees that no Investor has made or will make any representation or warranty to the other with respect to the terms, value or any other aspect of the Transaction, and each Investor explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Investor specifically acknowledges, represents and warrants that it is not relying on any other Investor (a) for its due diligence concerning, or evaluation of, the Company, Hospitality or their assets or businesses, (b) for its decision with respect to making any investment contemplated hereby or (c) with respect to tax and other economic considerations involved in such investment. In making any determination contemplated by this Agreement, each Investor may make such determination in its sole and absolute discretion, taking into account only such Investor’s own views, self-interest, objectives and concerns. No Investor shall have any fiduciary or other duty to any other Investor or to Parent, MergerCo 1 or MergerCo 2 except for the contractual duties expressly set forth in this Agreement.

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3.15.        Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be delivered by hand, by prepaid overnight carrier or by electronic mail to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)	if to Parent, to each of the Investors at the below addresses.

(b)	if to the Blackstone Investor:

c/o Blackstone Real Estate

345 Park Avenue

New York, NY 10154

Attention:	Scott Trebilco

General Counsel

Email:	scott.trebilco@Blackstone.com

realestatenotices@Blackstone.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, NY 10017

Attention:	Brian M. Stadler

Sasan Mehrara

Matthew B. Rogers

Email:	bstadler@stblaw.com

smehrara@stblaw.com

mrogers@stblaw.com

(c)	if to the Starwood Investor:

c/o Starwood Capital Group

591 West Putnam Avenue

Greenwich, CT 06830

Attention:	Ellis Rinaldi
Email:	rinaldi@starwood.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Michael P. Brueck, P.C.

Joshua N. Korff, P.C.

Scott A. Berger, P.C.

Email:	michael.brueck@kirkland.com

joshua.korff@kirkland.com

scott.berger@kirkland.com

Each such communication shall be deemed to have been duly given or made (a) if delivered by hand, when such delivery is made at the address specified in this Section 3.15, (b) if delivered by overnight courier service, the next Business Day after such communication is sent to the address specified in this Section 3.15 or (c) if delivered by electronic mail, on the date of sending (or if sent after 5:00 p.m. (New York City time) on the next day) if no automated notice of delivery failure is received by the sender.

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3.16.        Counterparts. This Agreement may be executed in any number of counterparts (including by electronic PDFs), each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single instrument. Delivery of an executed counterpart of this Agreement by facsimile or other electronic method of transmission shall be equally effective as delivery of an original executed counterpart.

[Signature pages follow]

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

EAGLE PARENT HOLDINGS L.P.

By: Eagle Parent GP, LLC, its general partner

By:	/s/ Scott Trebilco
	Name:	Scott Trebilco
	Title:	Managing Director and Vice President

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Senior Vice President

[Signature Page to Interim Investors Agreement]

BLACKSTONE REAL ESTATE PARTNERS IX L.P.

By: Blackstone Real Estate Associates IX L.P., its general partner

By: BREA IX L.L.C., its general partner

By:	/s/ Tyler Henritze
	Name:	Tyler Henritze
	Title:	Senior Managing Director

[Signature Page to Interim Investors Agreement]

STARWOOD DISTRESSED OPPORTUNITY FUND XII GLOBAL, L.P.

By: Starwood XII Management, L.P., its general partner

By: Starwood XII Management GP, L.L.C., its general partner

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Senior Vice President

SAR PUBLIC HOLDINGS, L.L.C.

By: SOF-XI U.S. Private SAR Holdings, L.P. and SOF-XI U.S. Institutional SAR Holdings, L.P., its members

By: Starwood XI Management Holdings GP, L.L.C., their general partner

By:	/s/ Akshay Goyal
	Name:	Akshay Goyal
	Title:	Senior Vice President

[Signature Page to Interim Investors Agreement]